ABERDEEN SINGAPORE FUND, INC.

Amendment to Amended and Restated By-
Laws

September 30, 2015


The second paragraph of Article I Section 7 of the Amended and Restated By-laws of the Corporation is hereby amended in its entirely to read as follows:

      All questions shall be decided by a
majority of the votes cast at a duly
constituted meeting, except for Director elections and except as otherwise provide by statute or by the Articles of Incorporate or by these By-Laws. With respect to the election of Directors by stockholders, each Director shall be elected by the vote of a majority of the votes cast with respect to the Director at any meeting for the election of Directors at which a quorum is present, provided that if the number of nominees for Director, as determined by the Secretary of the Corporation, exceeds the number of Directors to be elected, the Directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of Directors. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a Director must exceed the number of votes cast
"against" that Director (with any
"abstentions" and "broker nonvotes" not
counted as a vote cast either "for" or
"against" that Director's election).